Exhibit 99.1

Yunji Announces First Half 2026 Unaudited Financial Results

Hangzhou, CHINA, August 20, 2026 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the half year ended June 30, 20261.

First Half 2026 Highlights

●	Total revenues in the first half of 2026 were RMB96.3 million (US$14.2 million), compared with RMB158.3 million in the same period of 2025. The change was primarily due to soft consumer spending, together with the Company’s continued efforts to upgrade its platform role, refine its focus on private label products and optimize its selection of suppliers and merchants.

●	Repeat purchase rate[2] in the twelve months ended June 30, 2026 was 69.15%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the first half of 2026, we remained firmly committed to our strategic positioning as a leader in organic healthy living, advancing our dual-engine strategy centered on products and user experience even as the consumer environment in China stayed challenging. Our 12-month repeat purchase rate of 69.15% reflects the continued strength of our member relationships, and validates our decision to discontinue relationships with certain third-party merchants whose offerings did not meet our enhanced product standards. While this may have affected near-term revenue, it further sharpened our merchandise mix in support of our private label and organic health priorities. We remain confident in our long-term strategy and our path toward improved operating efficiency and profitability.”

“Even as we navigated a softer market environment in the first half of 2026, our solid financial position enabled us to maintain discipline over our controllable costs, with net loss narrowing to RMB72.4 million from RMB100.7 million in the same period of 2025. As of June 30, 2026, we maintained a solid liquidity position of RMB242.1 million in cash and cash equivalents, restricted cash, and short-term investments, and we remain focused on improving our operating margin as we work toward sustainable long-term profitability,” said Ms. Nan Song, Senior Financial Director of Yunji.

First Half 2026 Unaudited Financial Results

Total revenues were RMB96.3 million (US$14.2 million), compared with RMB158.3 million in the same period of 2025. The change was primarily due to soft consumer spending, together with the Company’s continued efforts to upgrade its platform role, refine its focus on private label products and its selection of suppliers and merchants.

●	Revenues from sales of merchandise were RMB82.5 million (US$12.2 million), compared with RMB131.7 million in the same period of 2025.

●	Revenues from the marketplace business were RMB13.7 million (US$2.0 million), compared with RMB24.5 million in the same period of 2025.

●	Other revenues were RMB0.1 million (US$0.02 million), compared with RMB2.1 million in the same period of 2025.

Total cost of revenues decreased by 31.9% to RMB56.8 million (US$8.4 million), or 59.0% of total revenues, from RMB83.5 million, or 52.7% of total revenues, in the same period of 2025. Total cost of revenues, which mainly comprises the costs related to the sales of merchandise, decreased in the first half of 2026. Our cost of revenues as a percentage of total revenues increased in the given period, as we derecognized less incentive payables to inactive members3 , which carries no associated cost of revenue, compared with the same period of 2025. Revenues and cost of revenues are recognized on a gross basis.

Total operating expenses decreased by 38.8% to RMB109.7 million (US$16.2 million) from RMB179.4 million in the same period of 2025.

●	Fulfilment expenses decreased by 49.8% to RMB10.3 million (US$1.5 million), or 10.7% of total revenues, from RMB20.6 million, or 13.0% of total revenues, in the same period of 2025. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

●	Sales and marketing expenses decreased by 21.2% to RMB39.5 million (US$5.8 million), or 41.0% of total revenues, from RMB50.1 million, or 31.6% of total revenues, in the same period of 2025. The decrease was primarily due to (i) a decrease in member management fees, and (ii) reduced business promotion expenses.

●	Technology and content expenses decreased by 19.3% to RMB12.4 million (US$1.8 million), or 12.8% of total revenues, from RMB15.3 million, or 9.7% of total revenues, in the same period of 2025. The decrease was primarily due to the reduction in related personnel costs as a result of staffing structure refinements.

●	General and administrative expenses decreased by 49.1% to RMB47.5 million (US$7.1 million), or 49.4% of total revenues, from RMB93.4 million, or 59.0% of total revenues, in the same period of 2025. The decrease was primarily due to a reduction in the allowance for credit losses, partially offset by an impairment charge related to property and equipment.

Loss from operations was RMB69.4 million (US$10.2 million), compared with RMB100.4 million in the same period of 2025.

Financial loss, net was RMB11.0 million (US$1.6 million), compared with financial income, net of RMB3.9 million in the same period of 2025, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB72.4 million (US$10.7 million), compared with RMB100.7 million in the same period of 2025.

Adjusted net loss (non-GAAP)4 was RMB72.3 million (US$10.7 million), compared with RMB100.5 million in the same period of 2025.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.04, compared with RMB0.05 in the same period of 2025.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 20, 2026, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-855-669-9658
International	1-412-317-0088
Replay Access Code	1320555

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	109,587	102,767	15,146
Restricted cash	22,770	68,688	10,123
Short-term investments	83,774	70,678	10,417
Accounts receivable, net (Allowance for credit losses of RMB32,843 and RMB32,726, respectively)	3,856	2,567	378
Advance to suppliers	10,178	10,589	1,561
Inventories, net	41,000	27,224	4,012
Amounts due from related parties	225	165	24
Prepaid expenses and other current assets, net[5] (Allowance for credit losses of RMB127,226 and RMB127,463, respectively)	86,142	89,485	13,190

Total current assets	357,532	372,163	54,851

Non-current assets
Property, equipment and software, net[6]	278,726	298,656	44,016
Land use rights, net[6]	170,021	167,813	24,733
Long-term investments	307,956	290,318	42,788
Operating lease right of use assets, net	3,392	2,824	416
Other non-current assets, net (Allowance for credit losses of RMB7,564 and RMB5,913, respectively)	92,019	86,695	12,777

Total non-current assets	852,114	846,306	124,730

Total assets	1,209,646	1,218,469	179,581

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	48,943	51,168	7,541
Deferred revenue	11,115	17,299	2,550
Incentive payables to members	50,635	52,617	7,755
Member management fees payable	1,604	1,458	215
Other payable and accrued liabilities	96,076	98,075	14,454
Amounts due to related parties	2,836	2,896	427
Short-term borrowings	40,075	121,450	17,900
Operating lease liabilities, current	1,498	1,524	225

Total current liabilities	252,782	346,487	51,067

Non-current liabilities
Operating lease liabilities, non-current	1,606	1,194	176
Other non-current liabilities	19,367	18,650	2,749

Total non-current liabilities	20,973	19,844	2,925

Total liabilities	273,755	366,331	53,992

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(113,334)	(113,334)	(16,703)
Additional paid-in capital	7,328,615	7,328,683	1,080,114
Statutory reserve	16,726	16,726	2,465
Accumulated other comprehensive income	83,996	72,579	10,697
Accumulated deficit	(6,380,841)	(6,453,245)	(951,091)
Total Yunji Inc. shareholders’ equity	935,232	851,479	125,492
Non-controlling interests	659	659	97
Total shareholders’ equity	935,891	852,138	125,589
Total liabilities and shareholders’ equity	1,209,646	1,218,469	179,581

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	131,735	82,441	12,151
Marketplace revenue	24,463	13,700	2,019
Other revenues	2,132	147	22
Total revenues	158,330	96,288	14,192
Operating cost and expenses:
Cost of revenues	(83,487)	(56,813)	(8,373)
Fulfilment	(20,556)	(10,324)	(1,522)
Sales and marketing	(50,083)	(39,454)	(5,815)
Technology and content	(15,317)	(12,355)	(1,821)
General and administrative	(93,406)	(47,586)	(7,013)
Total operating cost and expenses	(262,849)	(166,532)	(24,544)
Other operating income	4,127	802	118
Loss from operations	(100,392)	(69,442)	(10,234)
Financial income/(expense), net	3,900	(11,031)	(1,626)
Foreign exchange (loss)/gain, net	(1,816)	5,755	848
Other non-operating income, net	936	266	39
Loss before income tax expense, and equity in loss of affiliates, net of tax	(97,372)	(74,452)	(10,973)
Income tax expense	(1,975)	(1,791)	(264)
Equity in (loss)/income of affiliates, net of tax	(1,363)	3,839	566
Net loss	(100,710)	(72,404)	(10,671)
Less: net loss attributable to non-controlling interests shareholders	-	-	-
Net loss attributable to YUNJI INC.	(100,710)	(72,404)	(10,671)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(100,710)	(72,404)	(10,671)
Net loss	(100,710)	(72,404)	(10,671)
Other comprehensive loss	-
Foreign currency translation adjustment	(1,649)	(11,417)	(1,683)
Total comprehensive loss	(102,359)	(83,821)	(12,354)
Less: total comprehensive loss attributable to non-controlling interests shareholders	-	-	-
Total comprehensive loss attributable to YUNJI INC.	(102,359)	(83,821)	(12,354)
Net loss attributable to ordinary shareholders	(100,710)	(72,404)	(10,671)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,970,633,933	1,970,633,933	1,970,633,933
Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.04)	(0.01)
Diluted	(0.05)	(0.04)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	117	-	-
General and administrative	93	68	10
Fulfilment	(12)	-	-
Sales and marketing	12	-	-
Total	210	68	10

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(100,710)	(72,404)	(10,671)
Add: Share-based compensation	210	68	10
Adjusted net loss	(100,500)	(72,336)	(10,661)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.
3.	The long-aged balances of incentive payables to members were derecognized when the Company’s payable obligations alongside were extinguished, and revenue was recognized accordingly.
4.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
5.	As of June 30, 2026, the Company had gross short-term loan receivables of RMB144.4 million, representing principal and accrued interest on loans provided to third-party companies. After deducting an allowance for credit losses of RMB120.7 million, the net carrying amount of RMB23.7 million was included in prepaid expenses and other current assets.
6.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. In July 2024, the Company obtained the certificate of the land use right and carried the land use right at a cost of RMB176.6 million including a tax expense of RMB5.1 million less accumulated amortization and impairment losses, if any. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing. As of June 30, 2026, the new office building, comprising two interconnected sections, was under construction. The structural frame of both sections had been topped out.

The Company concluded that impairment indicators existed for certain property and equipment, and performed an impairment assessment in accordance with ASC 360. Based on this impairment assessment, impairment losses of RMB19.2 million were recognized for the six months ended June 30, 2026. Such impairment losses were recorded in the unaudited condensed consolidated statements of comprehensive loss under “General and administrative”, with corresponding reductions in the carrying amounts of the related assets. Management expects to continue to monitor operating performance and market conditions and will reassess impairment indicators as required by U.S. GAAP in subsequent reporting periods.